

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Madeleine Cammarata
Chief Executive Officer
Green Stream Holdings Inc.
16620 Marquez Ave.
Pacific Palisades, CA 90272

> **Re: Green Stream Holdings Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed July 7, 2020**
> **File No. 000-53279**

Dear Ms. Cammarata:

We issued comments to you on the above captioned filing on July 21, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 3, 2020.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Leinwand, Esq.